STATEMENTS OF CASH FLOWS

Producer: Jinhua Kandi New Energy Vehicle Co., Ltd　　　　单位：人民币元 Unit: RMB

Item	附注 Note	年度 Year	年度 Year 2012
1. CASH FLOWS FROM OPERATING ACTIVITIES			
cash received from sales of goods and rendering of services			51,146,220.00
tax return			
other cash received relating to operation activities			27,324,578.79
Subtotal cash inflows from operation activities			78,469,798.79
cash paid for goods purchased and services received			65,213,507.00
cash paid to and for employees			245,754.42
taxes paid			524,253.70
other cash paid relating to operation activities			12,283,341.64
Subtotal cash outflows used in operation activities			78,266,856.76
net cash flows from operation activities			202,942.03
2. CASH FLOWS FROM INVESTING ACTIVITIES			
cash received from disposal of investments			
cash received from returns of investments			
net cash received from disposal of fixed assets, intangible assets and other long-term assets			
net cash received from disposal of subsidiaries and other business units			
other cash received relating to investment activities			
Subtotal cash inflows from investment activities			
cash paid to acquire fixed assets, intangible assets and other long-term assets			
cash used in investment			
net cash outflows of procurement of subsidiaries and other business units			
other cash payments relating to investment activities			
Subtotal cash outflows used in investment activities			
net cash flows from investment activities			
3. CASH FLOWS FROM FINANCING ACTIVITIES:			
cash received from capital contribution			
cash received from loans			
cash from issuance of securities			
other cash received relating to financing activities			
Subtotal cash inflow from financing activities			
cash repayment of debts			
cash payments for dividend, profit and interst			
other cash paid relating to financing activities			
Subtotal cash outflow used in financing activites			
net cash flows provided by financing activities			
4. Effect of exchange rate changes on cash and cash equivalents			
5.net increase in cash and cash equivalents			202,942.03
add:begining cash and cash equivalents balance			824,316.06
6.ending cash and cash equivalents balance			1,027,258.09

legal representative:　　accountant in charge　　accounting head

资产负债表

BALANCE SHEETS

编报单位：金华市康迪新能源车辆有限公司 Jinhua Kandi New Energy Vehicle Co., Ltd　　Date:　December 31,2012　　单位：元　unit: Yuan

资产	assets	行次	年初数	beginning of yea	期末数	ending	负债和所有者权益	liabilities and sha	行次		年初数		beginning	期末数	ending
货币资金	Cash on hand ar	1		824316.06		1027258.09	短期借款	short term loans	37						
短期投资	Short term Invest	2					应付票据	Notes payables	38						
应收票据	Notes receivable	3					应付账款	Accounts payabl	39				14010615.51		5707172.81
应收股利	Dividend receivable	4					预收账款	advances to sup	40				1210000.00		584800.00
应收利息	Interest receivab	5					应付工资	Accrued Payroll	41				39165.35		45323.31
应收账款	Accounts receiva	6		8947033.34		17146738.64	应付福利费	Accrued welfare	42						
减：坏账准备	Less: Bad debt p	7					未付利润	profit payable	44						
应收账款净额	Net accounts receivable	8		8947033.34		17146738.64	应付股利	dividend payable	45						
其他应收款	Other receivable	9		26000000.00		10495600.80	应交税金	taxes payable	46				3257.98		160206.67
预付账款	prepayments to supplier	10		484120.00		329767.00	其他应付款	other payables	48				72000.00		
应收补贴款	subsidy receivable	11					预提费用	accrued expense	49						
存货	Inventory	12		194803.42			预计负债	estimated liabiliti	50						
待摊费用	prepaid expense	13					一年内到期的长期负债	long term liabilitie	51						
一年内到期的长期债权投资	long term bonds	14					其他流动负债	other current liab	52						
其他流动资产	other current assets	15					流动负债合计	total current liabi	53				15335038.84		6497502.79
流动资产合计	total current assets	16		36450272.82		28999364.53									
长期投资：	long term investment														
长期投资	long term investment	17													
长期债权投资	long term debts investment	18					长期负债：	long-term liabilities							
委托贷款	entrust loans	19					长期借款	long-term loans	54						
长期投资合计	total long term investment	20					应付债券	bonds payable	55						
固定资产：	fixed assets						长期应付款	long-term payabl	56						
固定资产原价	fixed assets, at c	21		18487261.50		18487261.50	专项应付款	special payables	57						
减：累计折旧	less accumulated depreciation	22		6680450.64		13998391.68	其他长期负债	other long-term l	58						
固定资产净值	net fixed assets	23		11806810.86		4488869.82			59						

减：固定资产减值准备	[illegible]	24					其中：住房周转金	of which:working	60					
固定资产净额	net fixed assets	25		11806810.86		4488869.82	递延税项：	deferred taxes						
工程物资	engineering material	26					递延税款贷项	deferred taxes lia	61					
在建工程	Construction in p	27					负债合计	total liabilities	62			15335038.84		6497502.79
固定资产清理	disposal of fixed assets	28												
固定资产合计	total fixed assets	29		11806810.86		4488869.82	所有者权益：	shareholders' equity						
无形资产及其他资产：	[illegible]						实收资本	paid-in capital	63			36000000.00		36000000.00
无形资产	intangible assets	30					减：已归还投资	Less: investment	64					
递延资产	deferred assets	31					实收资本净额	net paid-in capita	65			36000000.00		36000000.00
长期待摊费用	[illegible]	32					资本公积	APIC	66			140500.00		140500.00
其他长期资产	other long term assets	33					盈余公积	surplus reserves	67					
无形资产及其他资产合计	[illegible]	34					其中：法定公益金	Among:legal pub	68					
							未分配利润	retained earning	69			-3218455.16		-9149768.44
递延税项：	deferred taxes						待确认收益	unrecoganized e	70					
递延税款借项	deferred taxes assets	35					所有者权益）合计	total shareholder	71			32922044.84		26990731.56
资产总计	total assets	36		48257083.68		33488234.35	负债和所有者权益总计	total liabilities an	72			48257083.68		33488234.35

legal representative Hu Xiaoming   Accounting Department Head: Zhu Xiaoying   Submitter: Fan Wenbing

STATEMENTS OF INCOME (LOSS)

编制单位：金华市康迪新能源汽车有限公司

Jinhua Kandi New Energy Vehicle Co., Ltd

项目		行次	1-3月	4-6月	7-9月	10-12月	本月数	本年累计数	减:本期开以前发出商品	加：本期新增加发出商品	四季度调整后的销售收入	本年调整后的销售收入	此应减的已发未开为2012年12月
Item		Line	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	amount in current month	accumulative amount of this year	Less:goods delivered before but invoiced during current period	add:new delivered goods during current period	sales adjusted in 4th quarter	sales adjusted this year	
一、主营业务收入	1. sales	1	9,115,042.73	9,622,478.61	4,922,222.13	23,496,666.13	8,805,470.02	47,156,409.60					
减：主营业务成本	less:COGS	3	8,541,587.28	9,070,998.38	4,796,521.14	22,878,783.81	8,480,175.21	45,287,890.61					
主营业务税金及附加	sales tax and surcharge	5	13,255.81	11,469.20	754.81	20,943.95	15,938.72	46,423.77					
二、主营业务利润（亏损以"-"号填列）	2. Gross profits ("-" means loss)	7	560,199.64	540,011.03	124,946.18	596,938.37	309,356.09	1,822,095.22					
加：其他业务利润（亏损以"-"号填列）	add:other operating income("-"means loss)	9	6,923.10	5,104.27	2,453.00	2,586.46	1,497.58	17,066.83					
减：营业费用	less: selling expenses	11		0.00	0.00	0.00	0.00	0.00					
管理费用	general and administrative expenses	13	1,862,323.84	1,917,187.75	1,884,472.70	1,948,056.89	690,880.42	7,592,041.18					
财务费用	financial expenses	15	(285.66)	(472.82)	(376.01)	(377.33)	(377.33)	(1,511.82)					
三、营业利润（亏损以"-"号填列）	3.operating income("-"means loss)	17	(1,294,915.44)	(1,371,599.63)	(1,736,697.51)	(1,348,154.73)	(379,668.42)	(5,751,367.31)					
加：投资收益（损失以"-"号填列）	add:investment income("-"means loss)	19			0.00	0.00							
补贴收入	subsidy income	21			0.00	0.00							
营业外收入	other income	23			124.80	0.00		124.80					
减：营业外支出	other expenses	25			0.00	0.00							
四、利润总额（亏损总额以"-"号填列）	4. total income("-"means loss)	27	(1,294,915.44)	(1,371,599.63)	(1,736,572.71)	(1,348,154.73)	(379,668.42)	(5,751,242.51)					
减：所得税	less: income tax	29	87,218.59	92,852.18	0.00	0.00		180,070.77					
五、净利润（净亏损以"-"号填列）	5.net profit("-"means loss)	30	(1,382,134.03)	(1,464,451.81)	(1,736,572.71)	(1,348,154.73)	(379,668.42)	(5,931,313.28)					

legal representative: Hu Xiaoming

Accouting Head: Zhu Xiaoying

Submitter: Fan Wenbing